EXHIBIT 21

NORTHROP GRUMMAN CORPORATION SUBSIDIARIES

Address for all subsidiaries is:

c/o NORTHROP GRUMMAN CORPORATION

Office of the Corporate Secretary

1840 Century Park East

Los Angeles, California 90067

Name of Subsidiary	Jurisdiction of Incorporation	Ownership Percentage
Northrop Grumman Systems Corporation (formerly Northrop Grumman Corporation)	Delaware	100%

Litton Industries, Inc.*	Delaware	100%

Newport News Shipbuilding Inc.	Delaware	100%

Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.)	Ohio	100%

*	Merged into Northrop Grumman Systems Corporation on January 1, 2003.

The company has additional operating subsidiaries, which considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary.

All above listed subsidiaries have been consolidated in the company’s consolidated financial statements.

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